February 20, 2025

Xiaobo Shao
Chief Financial Officer
TCTM Kids IT Education Inc.
6/F, No. 1 Andingmenwai Street, Litchi Tower
Chaoyang District, Beijing 100011
People's Republic of China

       Re: TCTM Kids IT Education Inc.
           Annual Report on Form 20-F for Fiscal Year Ended December 31, 2023 Filed April 19, 2024
           File No. 001-36363
Dear Xiaobo Shao:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Haiping Li